Exhibit 99.1

Date: October 07, 2022
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Notice of date of Annual General Meeting

Incannex Healthcare Limited (ASX: IHL, NASDAQ: IXHL) (Company) advises that, in accordance with ASX Listing Rule 3.13.1 and clause 6.10 of the Company’s constitution, the next annual general meeting of the Company (AGM) is scheduled to be held at 2.00 pm (WST) on Tuesday, 29 November 2022.

In addition, the closing date for the receipt of nominations from persons wishing to be considered for election as a director is 19 October 2022.  Any nominations must be received in writing no later than 5.00pm (WST) on 19 October 2022 at the Company’s registered office.

Shareholders will be advised of further details regarding the AGM in a separate notice of meeting, which will be provided to shareholders towards the end of October 2022 and will also be available on ASX’s Company Announcements Platform and the Company’s website at www.incannex.com.au.

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Date: October 07, 2022
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 29 pending patents. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Contact Information

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786